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EXHIBIT 99.4

news release

NORANDA AND FALCONBRIDGE TO HOLD CONFERENCE CALL ON PROPOSED MERGER

TORONTO, March 9, 2005 — Noranda Inc. (TSX, NYSE: NRD) and Falconbridge Limited (TSX: FL) announced that they will hold a conference call and webcast today, Wednesday March 9, 2005 at 8:30 a.m. EST, to discuss the proposed merger announced earlier this morning.

To participate by conference call, dial (416) 641-6449 for local and overseas and 1-888-740-1975 toll-free in North America at approximately 8:20 a.m. EST.

The live, interactive webcast and slide presentation will be accessible at www.noranda.com under the "For Investors" section and at www.falconbridge.com under the "Investor Centre" section. If you are unable to participate during the live webcast, the call will be archived on the Noranda and Falconbridge websites.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on the New York Stock Exchange and the Toronto Stock Exchange (NRD). The Company's website can be found at www.noranda.com.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%). The Company's website can be found at www.falconbridge.com.

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com
www.falconbridge.com

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  EXHIBIT 99.4